Filed Pursuant To Rule 433

Registration No. 333-275079

November 8, 2023

U.S. SEC Said to Open Talks with Grayscale on Spot Bitcoin ETF Push

By Jesse Hamilton

Representatives of the company are answering questions from two divisions of the U.S. Securities and Exchange Commission in the wake of Grayscale's court win over the agency.

The U.S. Securities and Exchange Commission (SEC) has opened talks with Grayscale Investments on the details of the company's application to convert its trust product GBTC to a spot bitcoin exchange traded product (ETF), according to a person familiar with the back-and-forth, which could have momentous implications for the crypto industry.

An SEC approval of one or more ETF applications is keenly awaited by the sector, which sees that moment as a milestone that could ease everyday investors' path into digital assets. Grayscale has been in contact with both the SEC's Division of Trading and Markets and the Division of Corporation Finance since winning its court fight, said the person, who requested anonymity because the talks remain private.

Both SEC divisions would have a role in shaping and approving the firm's ETF application. Grayscale and CoinDesk are part of the same parent company, Digital Currency Group.

Grayscale has long had a relationship with the SEC due to its existing Grayscale Bitcoin Trust (GBTC), but when it sought to launch an ETF that would carry direct crypto assets, the agency denied it. A U.S. federal court battle ensued that ended with a panel of judges finding the SEC was "arbitrary and capricious" in its rejection, and the court ordered the agency to erase its denial. The court decision was finalized last month, putting the application back in front of the regulator.

"Right now we're just laser-focused on constructively reengaging with Trading and Markets," said Craig Salm, Grayscale's chief legal officer, though he didn't expand on the details of that interaction.

"There are still things that have to be worked through," Salm said in an interview, also noting that others among the applicants for bitcoin ETFs – a group that includes financial giants BlackRock and Fidelity – seem to be making progress in SEC talks with their own registrations. "Overall, it's been good engagement, and it's a matter of when, not a matter of if anymore."

An SEC spokeswoman declined to comment on the new talks.

When pressed two weeks ago about what his agency will do next with Grayscale's application and the others, SEC Chair Gary Gensler said he wouldn't answer while the commission waits for its staff to recommend a course of action. Meanwhile, he published a video earlier on Wednesday spotlighting the work of the agency's corporation-finance arm – dealing with "rapidly evolving technology and business models" – that will be central to Grayscale's application.

Grayscale Bitcoin Trust (GBTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC 290 Harbor Drive, Stamford, CT 06902.